Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

London: Monday, March 25, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that following the publication of the 2018 annual report of Chi-Med on March 21 2019, the following awards granted under the Long Term Incentive Plan (“LTIP”) on October 19, 2015 to Mr Christian Hogg, Mr Johnny Cheng and Dr Weiguo Su were vested on March 22, 2019:-

Award Holders	Number of American depositary shares (“ADS”)
Person Discharging Managerial Responsibilities
Mr Christian Hogg (Executive Director and Chief Executive Officer)	8,234
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	2,540
Dr Weiguo Su (Executive Director and Chief Scientific Officer)	3,008
Total	13,782

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Mr Christian Hogg

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Christian Hogg
2	Reason for the notification
a)	Position/status	Executive Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	8,234 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-03-22
f)	Place of the transaction	Nasdaq Stock Market

(b)	Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,540 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-03-22
f)	Place of the transaction	Nasdaq Stock Market

(c)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	3,008 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-03-22
f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500